Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 20, 2009

VIA EDGAR TRANSMISSION

Ms. Patsy Mengiste
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
The Teberg Fund (S000005071)

Dear Ms. Mengiste:

This correspondence is being filed in response to your oral comments and suggestions of July 6, 2009, to the Trust’s Post-Effective Amendment (“PEA”) No. 285 to its registration statement.  PEA 285 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on May 29, 2009, for the purpose of conforming the Trust’s Prospectus for its series, The Teberg Fund (the “Fund”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff of the U. S. Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.	Staff Comment: On the front cover, in the legend, consistent with Rule 481(b)(1), please remove the words “United States.”

Response:  The Trust responds by stating that a comment was received from the Staff, in association with a different filing, that references to the U.S. Securities and Exchange Commission, when defining it as such, should include the descriptive “U.S.” at the beginning, given the similar naming of such commissions in other countries.  The Trust will adjust the legend to use “U.S.” rather than “United States”.

2.	Staff Comment: Please remove the reference to the Fund’s Privacy Notice on the Table of Contents page.

Response:  The Trust responds by stating that the Table of Contents will only be used in the Statutory Prospectus.  The Privacy Notice itself will also only appear in the booklet that contains the Statutory Prospectus.  The contents of the Summary Prospectus begin with Item 2, following the heading “Summary Section” in this filing.  Additionally, consistent with Staff Response to Question 5 of the Questions about Regulation S-P, updated as of January 23, 2003, and found on the SEC website, Regulation S-P does not prohibit financial institutions from combining a privacy notice with another document, so long as the notice is clear and conspicuous, and distinct from and not hidden in other information in the document.  Keeping the reference to the Privacy Notice on the Table of Contents page, and notifying shareholders as to where to find the Privacy Notice within the booklet that contains the Fund’s Statutory Prospectus, allows the Trust to meet the Staff’s requirements.  This approach has also been adopted by many other mutual funds.

3.
Staff Comment:  In the Summary Section – Fund Fees and Expenses on page 1, please remove the first and third sentences of footnote 1, as well as footnote 2 in its entirety, because the expense cap threshold is not being met.

Response:  The Trust responds by making the requested deletions.

4.
Staff Comment:  In the Summary Section—Fund Fees and Expenses on page 1, in the “Example” subsection, since the expense cap threshold was not met, please remove the parenthetical in the introductory paragraph that states, “(taking into account all contractual expense limitations).”

Response:  The Trust responds by making the requested deletion.

5.
Staff Comment:  In the Summary Section—Fund Fees and Expenses on page 1, please present the “Example” subsection and the “Portfolio Turnover” subsection as subsets of the “Fund Fees and Expenses” subsection.

Response:  The Trust responds by making the suggested formatting change.

6.	Staff Comment: In the Summary Section—Principal Investment Strategies on page 2, please include a statement indicating how the Fund decides to buy and sell securities.

Response:   The Trust responds by stating that the revised second paragraph (see Staff Comment 7, below) under “Principal Investment Strategies” on page 2 discusses the Adviser’s selection (buy) process:  “The Advisor uses a “top down” approach to actively selecting Underlying Funds which begins with an analysis of the general economic outlook.  The next step is to analyze historical market patterns with the goal of determining which categories and sectors are likely to perform well in certain economic conditions.  Next, the Advisor analyzes the historical returns of a broad universe of mutual funds and selects those which exhibit the potential for superior growth based on long-term pricing.”

The following additional sentences are added to Items 4 and 9 to reflect the Adviser’s sell process:  “To determine when to sell Underlying Funds, the Advisor analyzes how the general economic outlook could impact certain categories and sectors based on historical market patterns.  The Advisor continuously monitors the pricing of each Underlying Fund to identify if it is performing as anticipated with the goal of selling a fund when it appears to have reached its expected growth potential.  The Advisor may sell an Underlying Fund prior to reaching this growth level if economic outlook changes or it appears that the Underlying Fund is not reacting to current conditions as it has to similar periods in the past.”

7.
Staff Comment:  In the Summary Section—Principal Investment Strategies on page 2, in the second full paragraph, please amend the following disclosure to conform with the plain English requirement under Rule 421 of the Securities Act of 1933:

“In selecting Underlying Funds, the Advisor uses a “top-down” approach, which begins with a formulation of a general macroeconomic outlook.  Then various sections, asset classes, and fund categories are analyzed and selected for investment by the Advisor.  Finally, after an analysis of the historical returns of a large number of mutual funds representing certain sectors, asset classes, or fund categories believed to be attractive by the Advisor, the Advisor selects individual funds that exhibit the potential for superior growth based on historical long-term pricing.”

Response:  The Trust responds by replacing the disclosure in Item 4 with the following:

“The Advisor uses a “top down” approach to actively selecting Underlying Funds which begins with an analysis of the general economic outlook.  The next step is to analyze historical market patterns with the goal of determining which categories and sectors are likely to perform well in certain economic conditions.  Next, the Advisor analyzes the historical returns of a broad universe of mutual funds and selects those which exhibit the potential for superior growth based on long-term pricing”

8.
Staff Comment:  In the Summary Section—Principal Investment Risks on page 2, please supplementally explain whether the Fund invests in foreign securities to achieve its investment objectives, and if so, please add disclosure related to “foreign investment risk.”

Response:   The Trust responds by stating that the Fund invests primarily in mutual funds, and does not principally invest in individual securities, domestic or foreign.  Further, the Fund does not invest principally in mutual funds that invest primarily in foreign securities.  Therefore, no additional risk language is being added.

9.	Staff Comment: In the Summary Section—Principal Investment Strategies on page 2, please describe in the strategy that the Fund/Adviser will engage in active, frequent trading.

Response:   The Trust responds by amending the penultimate sentence in the first paragraph under “Principal Investment Strategies” to state the following:  “Over time, the Fund’s asset mix is likely to consist of a combination of equity, fixed income, or money market funds; however, the Fund reserves the right to invest all of its assets in any one of these asset classes depending upon market conditions and to actively trade in Underlying Funds.”

10.
Staff Comment:  In the Summary Section—Principal Investment Risks on page 3, please replace the word “concentrate” in the “Industry or Sector Risk” bullet point, as this suggests a strategy to concentrate.

Response:  The Trust responds by amending the disclosure as follows:

•
Industry or Sector Emphasis Risk.  To the extent that an Underlying Fund ~~concentrates its~~ invest~~ment~~s a substantial portion of its portfolio in a particular industry or sector, such Underlying Fund’s shares may be more volatile and fluctuate more than shares of a fund investing in a broader range of securities.

11.
Staff Comment:  In the Summary Section—Principal Investment Risks on page 3, please disclose in the fourth bullet point related to “Portfolio Turnover Risk” that frequent trading will result in the payment of increased commissions.

Response:  The Trust responds by amending the disclosure as follows:

•
Portfolio Turnover Risk.  A high portfolio turnover rate (100% or more) has the potential to result in the realization by the Fund and distribution to shareholders of a greater amount of capital gains than if the Fund had a low portfolio turnover rate.  This may mean that you would be likely to have a higher tax liability.  Distributions to shareholders of short-term capital gains are taxed as ordinary income under federal tax laws.  When purchasing Fund securities through a broker, high portfolio turnover generally involves correspondingly greater brokerage commission expenses, which must be borne directly by the Fund.

12.	Staff Comment: In the Summary Section – Principal Investment Risks on page 3, please remove the section describing the various investors for which the Fund may be appropriate.

Response:  The Trust responds by directing the Staff to the instruction for Item 4(b)(1)(i) of Form N-1A, which states that a Fund may, in responding to this Item, describe the types of investors for whom the Fund is intended or the types of investment goals that may be consistent with an investment in the Fund.  Accordingly, this section is not being removed.

13.
Staff Comment:  In the Summary Section – Principal Investment Risks on page 2, please add the word “junk” to the fourth bullet point which mentions the risks associated with investments in “high yield” securities.

Response:  The Trust responds by amending the disclosure as follows:

•
High-Yield Securities Risk.  The fixed-income securities held by Underlying Funds that are rated below investment grade (i.e., “junk bonds”) are subject to additional risk factors such as increased possibility of default, illiquidity of the security, and changes in value based on public perception of the issuer.

14.
Staff Comment:  In the Summary Section – Principal Investment Risks on page 3, in the section describing which investors may be appropriate for the Fund, please remove the phrase “absolute stability of principal” from the fifth bullet point.

Response:   The Trust responds by making the suggested deletion.

15.	Staff Comment: In the Summary Section—Performance on page 3, with regard to the first paragraph, please conform to the exact language provided in Form N-1A.

Response:   The Trust responds by stating that specific required language is not provided in Form N-1A, as is provided with certain of the other required Item 2-8 disclosures, but rather that example language is included.  Nevertheless, the Trust responds by amending the introductory paragraph as follows:

“The following performance information provides some indication of the risks of investing in the Fund. The bar chart shows changes in ~~illustrates how~~ the Fund’s performance ~~total return has varied~~ from year to year.  The table shows how ~~illustrates~~ the Fund’s average annual ~~total~~ returns for 1 and 5 years and since inception ~~over time~~ compare~~d~~ with those of broad measures of market performance. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.  Updated performance information is available on the Fund’s website at www.tebergfund.com or by calling the Fund toll-free at 1-866-209-1964.”

16.	Staff Comment: In the Summary Section—Performance on page 4, with regard to the Average Annual Total Returns table, please eliminate/remove two of the broad-based indices provided in the table.

Response:   The Trust responds by stating that Instruction 6 to Item 27(b)(7) states that “a Fund also may compare its performance to an additional broad-based index, or to a non-securities index (e.g., the Consumer Price Index), so long as the comparison is not misleading.”  Therefore, the Fund is able to compare its performance to two broad-based indices.  However, because the Fund’s Annual Report dated March 31, 2009 has already been filed with the SEC and distributed to Fund shareholders using all three of the indices shown in the Prospectus, and because any changes to the indices used in the Prospectus should flow from changes to the indices in the Growth of $10,000 chart in the Annual Report, the Trust will remove one of three broad-based indices for the Annual Report dated March 31, 2010, to be followed by a corresponding change in the Prospectus to be dated July 29, 2010.

17.
Staff Comment:  In the Summary Section—Performance on page 4, please amend footnote 2 to provide the specific reason why the “Return After Taxes on Distributions and Sale of Fund Shares” is higher than the other returns.  The current disclosure only provides a reason why it may be higher.

Response:   The Trust responds by amending the disclosure as follows:

(2)	The Return After Taxes on Distributions and Sale of Fund Shares ~~may be~~ is higher than other return figures when a capital loss occurs upon the redemption of Fund shares.

18.	Staff Comment: In the Summary Section on page 4, please present the disclosure with respect to the Investment Advisor and the Portfolio Manager as sub-headings under a “Management” heading.

Response:   The Trust responds by making the requested formatting change.

19.
Staff Comment:  In the Summary Section—Purchase and Sale of Fund Shares on page 4, the first two sentences are substantially similar.  Please amend this disclosure to reflect only one sentence that includes all of the required information.

Response:   The Trust responds by amending the first sentence as follows:

“You may purchase or redeem Fund shares on any business day by written request via mail (The Teberg Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701), by wire transfer, by telephone at 1-866-209-1964, or through a financial intermediary.”

The second sentence has been deleted.

20.	Staff Comment: In the Summary Section—Payments to Broker-Dealers and Other Financial Intermediaries on page 4, please conform to the exact language provided in Form N-1A.

Response:   The Trust responds by amending this disclosure as follows:

“If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank or financial advisor), the Fund and/or its Advisor may pay ~~service fees to~~ the intermediary for the sale of Fund shares and related services ~~sub-administration, sub-transfer agency and other shareholder services associated with shareholders whose shares are held of record in omnibus, other group accounts or accounts traded through registered securities clearing agents~~.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.”

21.
Staff Comment:  In the Investment Objective, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings section on page 5, in the second paragraph under the subheading titled “Investment Strategies,” please be consistent with the use of the terms “above average” and “superior.”

Response:   The Trust responds by amending the first sentence of the second paragraph under Investment Strategies on page 5 to state:  “The Advisor selects primarily equity mutual funds that the Advisor believes offer ~~above-average~~ superior prospects for capital growth and attractive high-yield bond and money market funds (the Fund reserves the right to invest all of its assets in equity, fixed income or money market funds depending upon market conditions).”

22.
Staff Comment:  In the Investment Objective, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings section on page 6, in the third full paragraph under the subheading titled “Investment Strategies,” please note that the arrangement described with respect to Rule 12b-1 payments is not clear.  Please restate the arrangement in a clear fashion using plain English standards.

Response:   The Trust responds by amending the disclosure as follows:

“The Fund will invest, whenever possible, in Underlying Funds that do not impose up-front sales loads, deferred sales loads, or Rule 12b-1 distribution fees of more than 0.25%.  If the Fund invests in an Underlying Fund that charges a sales load, it will use available sales load waivers and quantity discounts to minimize or eliminate the sales load.  If the Fund invests in an Underlying Fund that pays Rule 12b-1 distribution fees, the Advisor will purchase the Underlying Fund through ~~the~~ its associated broker-dealer ~~with which it is registered~~, which receives ~~may retain some or all of~~ the Rule 12b-1 distribution fee.  Mr. Curtis A. Teberg, who is the President of the Advisor, may receive a portion of the Rule 12b-1 distribution fee because he is ~~as~~ a registered representative of this broker-dealer.  Mr. Teberg could ~~may~~ retain such amounts or credit such amounts to the Fund.  Effective April 1, 2009, the Advisor has contractually agreed to reduce its management fee by the amount of Rule 12b-1 fees the Advisor received, whether or not the Expense Cap has been exceeded.  This contractual commitment is indefinite and may only be changed with the consent of the Fund’s Board of Trustees.

Statement of Additional Information

23.
Staff Comment:  Regarding the section titled “Borrowings” on page 8, if the Fund’s “borrowings” for leveraging purposes to increase its portfolio holdings are or will be significant, then please disclose this in the Principal Investment Strategies sections of the Prospectus.

Response:  The Trust responds supplementally by stating that the Fund does not borrow for leveraging purposes to increase its portfolio holdings.  Accordingly, no additional disclosure is being added to the Principal Investment Strategies sections in the Prospectus.

24.
Staff Comment:  Regarding the section titled “Fundamental Investment Limitations” on page 14, please supplementally explain the Fund’s 80% threshold as it relates to industry concentration, as 25% is typically considered the threshold for industry concentration.

Response:  The Trust responds by stating that Section 8(b) of the Investment Company Act of 1940 requires a fund’s registration statement to contain a statement briefly indicating the extent to which the fund intends to engage in concentrating investments in a particular industry or group of industries.  Though the typical industry concentration threshold is 25%, the Trust sufficiently specified in its recitation of Fundamental Investment Limitations disclosed in the Fund’s initial 485APOS filing (filed December 20, 2001 in PEA No. 88) of its intent to consider a threshold of 80% for its concentration policy.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust

Summary Section

Investment Objective
The Fund’s investment objective is to maximize total return (capital appreciation plus income).

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases	NONE
Maximum Deferred Sales Charge (Load)	NONE
Redemption Fee (as a percentage of amount redeemed)	NONE
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.50%
Distribution (Rule 12b-1) Fees	0.25%
Other Expenses	0.59%
Subtotal Annual Fund Operating Expenses	2.34%
Acquired Fund Fees and Expenses (“AFFE”)(1)	0.63%
Total Annual Fund Operating Expenses	2.97%

(1)
The Total Annual Fund Operating Expenses for the Fund do not correlate to the Ratio of Expenses to Average Net Assets Before Expense Reimbursement/Recoupment provided in the Financial Highlights section of the statutory prospectus, which reflects the operating expenses of the Fund and does not include AFFE.

Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.   The example also assumes that your investment has a 5% return each year, that dividends and distributions are reinvested, and that the Fund’s operating expenses remain the same.   Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$300	$918	$1,562	$3,290

Portfolio Turnover. The Fund pays transaction costs when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in Annual Fund Operating Expenses or in the example, affect the Fund’s performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 183.32% of the average value of its portfolio.

Principal Investment Strategies
To achieve the Fund’s investment objective, the Advisor invests the Fund’s assets primarily in shares of any number of other no-load and load-waived mutual funds, sometimes referred to in this Prospectus as “Underlying Funds.” The Underlying Funds pursue their own investment objectives by investing in particular types of securities (e.g., equity or debt), emphasizing a particular investment style (e.g., value or growth), or emphasizing certain industries or sectors.  Some of the Underlying Funds invest in the stocks of small, medium and large capitalization domestic or international companies while others invest in fixed-income securities of varying credit qualities, including government and corporate bonds, as well as high-yield securities or “junk bonds.”  Over time, the Fund’s asset mix is likely to consist of a combination of equity, fixed income, or money market funds; however, the Fund reserves the right to invest all of its assets in any one of these asset classes depending upon market conditions and to actively trade in Underlying Funds.   Additionally, the Fund may commit up to 80% of its net assets to Underlying Funds that invest in high-yield or “junk bond” securities.

The Advisor is responsible for constructing and maintaining the allocation of the Fund’s assets in a timely combination of Underlying Funds that maximizes the Fund’s total return.   The Advisor uses a “top down” approach to actively selecting Underlying Funds which begins with an analysis of the general economic outlook.  The next step is to analyze historical market patterns with the goal of determining which categories and sectors are likely to perform well in certain economic conditions.  Next, the Advisor analyzes the historical returns of a broad universe of mutual funds and selects those which exhibit the potential for superior growth based on long-term pricing.

To determine when to sell Underlying Funds, the Advisor analyzes how the general economic outlook could impact certain categories and sectors based on historical market patterns.  The Advisor continuously monitors the pricing of each Underlying Fund to identify if it is performing as anticipated with the goal of selling a fund when it appears to have reached its expected growth potential.  The Advisor may sell an Underlying Fund prior to reaching this growth level if economic outlook changes or it appears that the Underlying Fund is not reacting to current conditions as it has to similar periods in the past.

Because the Fund is a “fund of funds,” you will indirectly bear your proportionate share of any fees and expenses charged by the Underlying Funds in which the Fund invests in addition to the expenses of the Fund.  Actual Underlying Fund expenses are expected to vary with changes in the allocation of the Fund’s assets among various Underlying Funds.

Principal Investment Risks
Losing all or a portion of your investment is a risk of investing in the Fund.  The following additional risks could affect the value of your investment:

•
Management Risk. The risk that investment strategies employed by the Advisor in selecting the Underlying Funds and those used by the Underlying Funds in selecting investments may not result in an increase in the value of your investment equal to other investments or may cause your investment to lose value.

•
Stock Market Risk.  The value of the Fund’s shares will fluctuate based on the performance of the Underlying Funds of which the Fund owns shares and other factors affecting the securities markets generally.

•
Bond Market Risk.  These risks apply to the extent the Underlying Funds hold fixed-income securities.  Interest rate risk is the risk that interest rates may go up resulting in a decrease in the value of the securities held by the Underlying Funds.  Credit risk is the risk that an issuer will not make timely payments of principal and interest.

•
High-Yield Securities Risk.  The fixed-income securities held by Underlying Funds that are rated below investment grade (i.e., “junk bonds”) are subject to additional risk factors such as increased possibility of default, illiquidity of the security, and changes in value based on public perception of the issuer.

•
Small and Medium Capitalization Companies Risk.  Securities of smaller companies in which the Underlying Funds may invest involve greater risk than securities of larger companies because they can be subject to more abrupt or erratic share price changes than securities of larger, more established companies.

•	Non-Diversification Risk. The Fund is non-diversified, which means that compared with diversified funds, the Fund may invest a greater percentage of its assets in a particular Underlying Fund.
•
Industry or Sector Emphasis Risk.   To the extent that an Underlying Fund invests a substantial portion of its portfolio in a particular industry or sector, such Underlying Fund’s shares may be more volatile and fluctuate more than shares of a fund investing in a broader range of securities.

•
Underlying Funds Expense Risk. The Underlying Funds, which may include exchange-traded funds (“ETFs”), are either open-end or closed-end investment companies.  ETFs are investment companies that are bought and sold on a national securities exchange.  All Underlying Funds have management fees that are part of their costs. To the extent that the Fund invests in Underlying Funds, there will be some duplication of expenses because the Fund would bear its pro rata portion of such funds’ management fees and operational expenses.

•
Portfolio Turnover Risk.  A high portfolio turnover rate (100% or more) has the potential to result in the realization by the Fund and distribution to shareholders of a greater amount of capital gains than if the Fund had a low portfolio turnover rate.  This may mean that you would be likely to have a higher tax liability.  Distributions to shareholders of short-term capital gains are taxed as ordinary income under federal tax laws.   When purchasing Fund securities through a broker, high portfolio turnover generally involves correspondingly greater brokerage commission expenses, which must be borne directly by the Fund.

This Fund may be appropriate for investors who are:

•	seeking capital appreciation and income consistent with the assumption of an average level of market risk;
•	willing to leave their money invested in the Fund for at least five years;

•	able to tolerate a risk that they may experience share price fluctuations or lose money on their investment;
•	able to tolerate the risks associated with investments in high-yield securities;
•	not seeking regular income; or
•	not pursuing short-term goals.

Performance
The following performance information provides some indication of the risks of investing in the Fund. The bar chart shows changes in the Fund’s performance from year to year.  The table shows how the Fund’s average annual returns for 1 and 5 years and since inception compare with those of broad measures of market performance. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.  Updated performance information is available on the Fund’s website at www.tebergfund.com or by calling the Fund toll-free at 1-866-209-1964.

The Fund’s year-to-date return as of June 30, 2009, was 14.44% .  During the period of time displayed in the bar chart, the Fund’s highest quarterly return was 11.72% for the quarter ended June 30, 2003, and the Fund’s lowest quarterly return was -15.42% for the quarter ended December 31, 2008.

Average Annual Total Returns
(For the periods ended December 31, 2008)
The Teberg Fund	One Year	Five Years	Since Inception (4/01/2002)
Return Before Taxes	-27.30%	-2.29%	0.41%
Return After Taxes on Distributions(1)	-28.44%	-3.60%	-0.62%
Return After Taxes on Distributions and Sale of Fund Shares (1)	-15.81% (2)	-2.06% (2)	0.24%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	-37.00%	-2.19%	-1.62%
Dow Jones Industrial Average (reflects no deduction for fees, expenses, or taxes)	-31.93%	-1.12%	-0.11%
NASDAQ Composite® Index (reflects no deduction for fees, expenses, or taxes)	-39.56%	-4.12%	-2.08%

(1)
After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

(2)	The Return After Taxes on Distributions and Sale of Fund Shares is higher than other return figures when a capital loss occurs upon the redemption of Fund shares.

Management
Investment Advisor.  First Associated Investment Advisors, Inc. is the Fund’s investment advisor.

Portfolio Manager.  Curtis A. Teberg has been the portfolio manager of the Fund since its inception in April 2002.  Mr. Teberg is the co-founder of the Advisor and has been its President since its inception in 1988.

Purchase and Sale of Fund Shares
You may purchase or redeem Fund shares on any business day by written request via mail (The Teberg Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701), by wire transfer, by telephone at 1-866-209-1964 , or through a financial intermediary.    Purchases and redemptions by telephone are only permitted if you previously established these options on your account.  The minimum initial and subsequent investment amounts are shown below, although we may reduce or waive them in some cases.

Minimum Investments	To Open Your Account	To Add to Your Account
Regular Accounts	$5,000	$100
Individual Retirement Accounts (Traditional, Roth, SEP, and SIMPLE IRAs)	$4,000	$100
Coverdell Education Savings Accounts	$4,000	$100
Uniform Gifts/Transfers to Minors Act Accounts	$5,000	$100

Tax Information
The Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.   Distributions on investments made through tax-deferred vehicles, such as 401(k) plans or IRAs may be taxed later upon withdrawal of assets from those accounts.

Payments to Broker-Dealers and Other Financial Intermediaries
If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank or financial advisor), the Fund and/or its Advisor may pay the intermediary for the sale of Fund shares and related services.   These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.